Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 6
DATED DECEMBER 31, 2003
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 6 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 6 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 5 dated December 15, 2003, (Supplement No. 5 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and December 4, 2003), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Shaw's Supermarket, New Britain, Connecticut

On December 31, 2003, we purchased a single user retail center known as Shaw's Supermarket, New Britain, containing 65,658 gross leasable square feet. The property is located in New Britain, Connecticut.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $13,656,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $208 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date. We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of its lease.

Shaw's Supermarket was built in 1995. One tenant, Shaw's Supermarket, leases 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

	Approximate		Base Rent
	GLA Leased	% of Total	Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Shaw's Supermarkets- New Britain	65,658	100	1,083,357	05/96	04/16

For federal income tax purposes, the depreciable basis in this property will be approximately $10,242,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Pavilion at King's Grant, Concord, North Carolina

On December 31, 2003, we purchased a newly constructed shopping center known as Pavilion at King's Grant, containing 79,009 gross leasable square feet (which includes 65,000 square feet of ground lease space). The center is located at 8050 Concord Mills Boulevard in Concord, North Carolina.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $8,151,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. One tenant, Toys 'R Us, is currently paying half rent. When the tenant begins paying full rent, we will pay the balance of the purchase price of approximately $1,563,000. Our total acquisition cost is expected to be approximately $123 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Jared Jewelers, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Toys 'R Us *	49,000	62	5.10	10/02	10/12

Olive Garden*	8,500	11	9.41	04/02	04/12

* ground lease

For federal income tax purposes, the depreciable basis in this property will be approximately $7,285,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Pavilion at King's Grant was built in 2002 and 2003. As of December 30, 2003, this property was 100% occupied, with a total 79,009 square feet leased to six tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Radio Shack	2,400	04/08	40,800	17.00
Panera Bread	5,609	10/13	109,376	19.50
Jared Jewelers	6,000	01/23	220,020	36.67
Toys 'R Us *	49,000	10/12	250,000	5.10
Olive Garden *	8,500	04/12	80,000	9.41
Red Lobster *	7,500	05/12	80,000	10.67

* ground lease

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Newnan Crossing West, Newnan, Georgia

On December 24, 2003, we purchased an existing shopping center known as Newnan Crossing West, containing 131,196 gross leasable square feet. The center is located at 591 Bullsboro Drive in Newnan, Georgia.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $16,808,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $128 per square foot of leasable space. We intend to purchase an additional 181,798 gross leasable square feet (phase II), for approximately $26,404,000, in early 2004 when the existing first mortgage can be repaid.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, BJ's, leases more than 10% of the gross leasable area of the portion of the property acquired to date. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

BJ's	115,396	40	8.75	05/03	01/24

For federal income tax purposes, the depreciable basis in this property will be approximately $40,320,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Newnan Crossing West was built in 1999. As of December 30, 2003, the property was 100% occupied, with a total 131,196 square feet leased to eight tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Planet Smoothie	1,040	10/08	18,200	17.50
Banana Beach	1,200	10/08	21,600	18.00
Cingular	1,760	10/08	31,680	18.00
Great Clips	1,200	10/08	21,600	18.00
The Corner Tavern	5,000	11/08	85,000	17.00
My Friend's Place	1,600	11/08	28,800	18.00
Ted's Montana Grill	4,000	12/08	64,000	16.00
BJ's	115,396	01/24	1,009,715	8.75

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Eckerd Drug Stores

On December 24, 2003, we purchased the following two separate existing freestanding retail properties known as Eckerd Drug Stores, containing a total of 27,648 gross leasable square feet.

Location	Square Feet	Completion Date	Purchase Price ($)

Danforth and Santa Fe	13,824	2003	3,364,000
Edmond, Oklahoma

36th and Robinson	13,824	2003	5,288,000
Norman, Oklahoma

We purchased these Eckerd Drug Stores from an unaffiliated third party. Our total acquisition cost was approximately $8,652,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $313 per square foot of leasable space.

We purchased these properties with our own funds. However, we expect to place financing on the properties at a later date.

One tenant, Eckerd Drug Stores, leases 100% of the total gross leasable area of each property. The leases with this tenant require the tenant to pay base annual rent on a monthly basis as follows:
Lessee/	Approximate GLA Leased	% of Total GLA of each	Current Annual	Base Rent Per Square Foot Per	Lease	Term
Location	(Sq. Ft.)	Property	Rent ($)	Annum ($)	Beginning	To

Danforth & Santa Fe	13,824	100	289,292	20.93	12/03	12/23
Edmond, OK

36th & Robinson	13,824	100	454,806	32.90	12/03	12/23
Norman, OK

A twenty year lease commenced as of the date of acquisition with no increases during the term of the lease. Each lease includes four options, each for a term of five years.

These properties are on triple net leases and the tenant will be responsible for all repairs.

For federal income tax purposes, the depreciable basis in these properties will be approximately $6,490,000 When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Darien Towne Centre, Darien, Illinois

On December 19, 2003, we purchased an existing shopping center known as Darien Towne Centre containing 217,505 gross leasable square feet. The center is located at 2189 75th Street, in Darien, Illinois.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $30,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $138 per square foot of leasable space.

Simultaneously with the purchase this property, we obtained a new loan in the amount of $16,500,000. The loan requires interest only payments based on a rate of 4.65% per annum and matures December 2010.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Home Depot, Circuit City and PetSmart, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Home Depot	109,200	50	8.35	05/94	04/03
			8.60	05/03	04/08
			9.10	05/08	04/14

Circuit City	32,984	15	10.50	05/94	01/05
			11.55	02/05	01/10
			12.71	02/10	01/15

PetSmart	25,487	12	11.20	10/94	09/04
			11.70	10/04	09/09

For federal income tax purposes, the depreciable basis in this property will be approximately $22,500,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Darien Towne Centre was built in 1994. As of December 1, 2003, this property was 95% occupied, with a total 206,657 square feet was leased to 13 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Jenny Craig	2,000	02/04	1/5 yr.	42,600	21.30
Payless/Soccer Post	2,986	07/04	-	52,852	17.70
Great Clips	1,532	08/04	1/5 yr.	31,498	20.56
Murray's Discount Auto	10,000	10/04	1/10 yr.	110,000	11.00
Signature Cleaners	1,500	11/04	-	37,260	24.84
Gingiss Formalwear	2,000	12/04	-	34,000	17.00
Gladstone Realtors	2,468	03/05	-	44,498	18.03
Deals	12,000	07/07	1/5 yr.	120,000	10.00
PetSmart	25,487	09/09	5/5 yr.	285,454	11.20
Panera Bread	4,500	12/13	-	94,500	21.00
Home Depot	109,200	04/14	-	911,820	8.35
Circuit City	32,984	01/15	-	346,332	10.50
TGI Fridays	*	05/94		72,600	*

* ground lease

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to these properties, the tenants or in the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make these acquisitions; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for the properties, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Cor West Plaza, New Britain, Connecticut

We anticipate purchasing an existing shopping center known as Cor West Plaza containing 115,011 gross leasable square feet. The center is located at 665 and 687 West Main Street in New Britain, Connecticut.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $33,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $287 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Super Stop and Shop, Liquor Depot and CVS Pharmacy, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Super Stop & Shop	68,073	59	26.00	05/03	05/28

CVS Pharmacy	12,150	11	26.00	07/01	07/22

Liquor Depot	14,000	12	14.00	08/01	08/11

For federal income tax purposes, the depreciable basis in this property will be approximately $24,750,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Cor West Plaza was built in phases between 1999 to 2003. As of December 26, 2003, this property was 100% occupied, with a total 115,011 square feet leased to 10 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Subway	1,500	08/04	18,702	12.47
Video One	3,500	09/05	47,320	13.52
Rent-A-Center	6,988	04/06	104,820	15.00
Cingular Wireless	1,553	06/06	27,954	18.00
Webster Bank	2,147	11/05	38,646	18.00
Papa Gino's	3,000	02/11	60,000	20.00
Liquor Depot	14,000	08/11	196,000	14.00
Frazier's Two Cleaners & Laundromat	2,100	10/11	37,800	18.00
CVS Pharmacy	12,150	01/22	315,900	26.00
Super Stop & Shop	68,073	05/28	1,769,898	26.00

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Mac Arthur Crossing, Las Colinas (Irving), Texas

We anticipate purchasing an existing shopping center known as Mac Arthur Crossing containing 110,975 gross leasable square feet. The center is located at Mac Arthur Boulevard and LBJ Freeway in Las Colinas (Irving), Texas.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $23,102,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $208 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Stein Mart, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Stein Mart	34,000	31	6.75	07/96	08/11

For federal income tax purposes, the depreciable basis in this property will be approximately $17,326,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Mac Arthur Crossing was built in 1995 and 1996. As of December 26, 2003, this property was 100% occupied, with a total 110,975 square feet leased to 30 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Valley Ranch Vacations	1,381	12/03	24,858	18.00
Dental Lab	3,920	12/04	66,640	17.00
Mailboxes	1,260	02/06	27,720	22.00
Regis Haircutters	1,500	02/06	37,500	25.00
Custom Clearners	2,100	02/06	52,500	25.00
Fanci That	1,996	02/06	35,928	18.00
Radio Shack	2,000	02/06	31,000	15.50
Merle Norman	1,457	03/06	23,880	16.39
Rice Boxx	2,101	03/06	47,273	22.50
Starbucks Coffee	1,604	04/06	32,080	20.00
Cingular Wireless	4,000	04/06	100,000	25.00
Wolf Camera	1,780	04/06	35,600	20.00
Sally Beauty	1,500	06/06	29,100	19.40
I Fratellis Restaurant	5,000	09/06	102,500	20.50
Subway	1,400	09/06	21,000	15.00
Planet Tan	4,400	10/06	70,400	16.00
Blockbuster Video	6,500	01/07	127,335	19.59

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Flowers For You	2,100	02/07	42,000	20.00
State Farm	2,000	03/07	34,000	17.00
Isshin Sushi	4,000	03/07	80,000	20.00
Eyecare	2,000	06/07	40,000	20.00
GNC	1,400	06/07	25,200	18.00
Marshall Message Therapy	640	03/08	11,520	18.00
TD Waterhouse	2,500	04/08	55,000	22.00
Quizno's	2,100	03/09	52,500	25.00
Stein Mart	34,000	08/11	229,500	6.75
Mi Cocina	4,964	01/12	124,100	25.00
Pei Wei	3,160	02/12	96,380	30.50
AWBMS Antenna	1,280	07/16	13,798	10.78
Firestone Tire	6,932	08/16	144,996	20.92

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Dorman Center, Spartanburg, South Carolina

We anticipate purchasing a newly constructed shopping center known as Dorman Center containing 350,994 gross leasable square feet (Phase I) and a to be built Phase II containing 35,900 gross leasable square feet. The center is located at Blackstock Road and W.L. Ezell Road, in Spartanburg, South Carolina.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $43,500,000 for Phase I and $6,700,000 for Phase II . This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $124 per square foot of leasable space for Phase I and $187 per square foot of leasable space for Phase II.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Wal-Mart Super Center, leases more than 10% of the total gross leasable area of the Phase I property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Wal-Mart Super Center	219,622	63	7.45	*

* Lease term information is based on the date the tenant began occupancy and is not currently available.

For federal income tax purposes, the total depreciable basis in this property will be approximately $37,650,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Dorman Center was built in 2003. As of December 26, 2003, this property was 98% occupied, with a total 345,494 square feet leased to 16 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Wal-Mart Super Center	219,622	*	1,636,184	7.45
Linen 'N Things	25,000	*	250,000	10.00
Ross Dress for Less	30,187	*	332,057	11.00
Michaels	23,885	*	250,793	10.50
Pier One	10,800	*	199,800	18.50
Alltell	2,500	*	45.000	18.00
Catherine's	4,000	*	69,000	17.25
Payless Shoesource	2,800	*	47,600	17.00
China King	6,000	*	78,000	13.00
Your Dollar Store	5,000	*	77,500	15.50
JD's Fashion	3,500	*	63,000	18.00
Happy Nails	2,000	*	38,000	19.00
Pilgrim's Pathway	2,000	*	32,000	16.00
Supertans	2,500	*	42,500	17.00
Lee Jewelers	1,700	*	33,150	19.50
McAllister's Deli	4,000	*	66,000	16.50

* Lease term information is based on the date the tenant began occupancy and is not currently available.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Compensation Table

The discussion under this section "Nonsubordinated Payments - Offering Stage" on the Marketing contribution and due diligence expense allowance paid to the managing dealer and soliciting dealers, which starts on page 40 of our prospectus, should read as follows:
Type of compensation		Estimated maximum
and recipient	Method of compensation	dollar amount

Marketing contribution and due diligence expense allowance paid to the managing dealer and soliciting dealers.

We will pay an amount equal to 2.5% of the gross offering proceeds to the managing dealer, all or a portion of which may be passed on to soliciting dealers, in lieu of reimbursement of specific expenses associated with marketing. We may pay an additional 0.5% of the gross offering proceeds to the managing dealer, which may be passed on to the soliciting dealers, for due diligence expenses. We will not pay the marketing contribution and due diligence expense allowance in connection with any special sales, except those receiving volume discounts and those described in "Plan of Distribution - Volume Discounts."

The actual amount depends on the number of shares. If there are no special sales, approximately the following amounts will be paid for the marketing contribution and the due diligence expense allowance:

  $60,000 if we sell the minimum number of shares; or
  $75,000,000 if we sell the maximum number of shares.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offerings as of December 30, 2003:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our first offering began September 15, 2003:	18,334,391	183,324,467	18,678,045	164,646,422

Shares sold pursuant to our distribution reinvestment program	19,038	180,862	-	180,862

	18,373,429	183,705,329	18,678,045	165,027,284

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.